FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of August 4, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris completes Fourth and Last Tranche of its USD1.2 Billion Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris completes Fourth and Last Tranche of its USD1.2 Billion Share Buyback Program

Luxembourg, August 4, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today the completion of the fourth and last tranche of its USD1.2 billion Share Buyback Program announced on November 1, 2023 (the “Program”).

During the fourth tranche, which ran from June 17, 2024, to (and including) August 2, 2024, the Company purchased a total of 19,452,939 ordinary shares for a total consideration of €278,698,899, or USD300 million.

During the Program, which ran from November 5, 2023, to (and including) August 2, 2024, the Company purchased a total of 71,679,768 ordinary shares, representing 6.07% of the total issued share capital at the beginning of the Program, for a total consideration of €1,108,668,602, or USD1.2 billion.

As of August 2, 2024, the Company held in treasury 53,900,466 ordinary shares, representing 4.64% of its total issued share capital.

Tenaris intends to cancel treasury shares purchased under the Program in due course.

Details of the above transactions are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.